UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 7, 2021

Virgin Group Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40263	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

65 Bleecker Street, 6th Floor New York, New York	10012
(Address of principal executive offices)	(Zip Code)

+1 (212) 497-9050

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of one Class A ordinary share and one-fifth of one redeemable warrant	VGII.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	VGII	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	VGII.W	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

On December 7, 2021, Virgin Group Acquisition Corp. II, a Cayman Islands exempted company (“VGAC II”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among VGAC II, Treehouse Merger Sub, Inc., a Delaware corporation (“VGAC II Merger Sub”), and Grove Collaborative, Inc., a Delaware public benefit corporation (“Grove”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of VGAC II and Grove.

The Business Combination

The Merger Agreement provides for, among other things, the following transactions on the closing date: (i) VGAC II will become a Delaware public benefit corporation (the “Domestication”) and, in connection with the Domestication, (a) VGAC II’s name will be changed to “Grove Collaborative Holdings, Inc.” (“New Grove”), (b) each then-issued and outstanding Class A ordinary share of VGAC II will convert automatically into one share of Class A common stock of New Grove (the “New Grove Class A Common Stock”), (c) each then-issued and outstanding Class B ordinary share of VGAC II will convert automatically into one share of New Grove Class A Common Stock, and (d) each then-issued and outstanding common warrant of VGAC II will convert automatically into one warrant to purchase one share of New Grove Class A Common Stock; and (ii) following the Domestication, VGAC II Merger Sub will merge with and into Grove, with Grove as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of New Grove (the “Merger”).

The Domestication, the Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

In connection with the Business Combination, VGAC II will adopt a dual class stock structure pursuant to which (i) all stockholders of Grove will hold shares of Class B common stock of New Grove (the “New Grove Class B Common Stock”), which will have ten votes per share. The New Grove Class B Common Stock will be subject to conversion to New Grove Class A Common Stock (i) upon any transfers of New Grove Class B Common Stock (except for certain permitted transfers) or (ii) on the date that is the earliest to occur of (A) the fifth anniversary of the closing date and (B) the forty-fifth day (or, if such day is not a business day in the United States, the next such business day) after the end of the first fiscal quarter of New Grove in which the number of shares of New Grove Class B Common Stock outstanding or subject to outstanding securities convertible into or exercisable therefor, or otherwise underlying outstanding equity compensation awards, represents, in the aggregate, less than ten percent (10%) of all shares of common stock outstanding or subject to outstanding securities convertible into or exercisable therefor, or otherwise underlying outstanding equity compensation awards, in each case, measured on the last day of such fiscal quarter.

The Business Combination is expected to close in late Q1 or early Q2 2022, following the receipt of the required approval by VGAC II’s shareholders and the fulfillment of other customary closing conditions.

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $1.4 billion, (i) each share of Grove common stock and preferred stock (on an as-converted to common stock basis) (other than dissenting shares) will be canceled and converted into the right to receive (a) a number of shares of New Grove Class B Common Stock, as determined pursuant to an exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”) and (b) a number of restricted shares of New Grove Class B Common Stock that will vest upon the achievement of certain earnout thresholds prior to the tenth anniversary of the closing of the Business Combination (such shares, the “Grove Earnout Shares”), (ii) each outstanding option to purchase Grove common stock (whether vested or unvested) will be assumed by New Grove and converted into (a) comparable options that are exercisable for shares of New Grove Class B Common Stock, with a value determined in accordance with the Exchange Ratio and (b) the right to receive a number of Grove Earnout Shares, (iii) each award of restricted stock units to acquire Grove common stock (collectively, “Grove RSUs”) will be assumed by New Grove and converted into (a) a comparable award of restricted share units to acquire shares of New Grove Class B Common Stock and (b) the right to receive a number of Grove Earnout Shares, and (iv) each warrant to acquire shares of Grove common stock or Grove preferred stock will be assumed by New Grove and converted into (a) a comparable warrant to acquire shares of New Grove Class B Common Stock and (b) the right to receive a number of Grove Earnout Shares.

The Grove Earnout Shares will equal, in the aggregate, 14 million shares of New Grove Class B Common Stock and be subject to an earnout period of ten years (the “Earnout Period”), with such shares vesting effective (i) with respect to 50% of the Grove Earnout Shares, if the daily volume weighted average price of the shares of New Grove Class A Common Stock is greater than or equal to $12.50 for any 20 trading days (which may be consecutive or not consecutive) within any 30-trading-day period that occurs after the closing date and prior to the expiration of the Earnout Period, and (ii) with respect to the other 50% of the Grove Earnout Shares, if the daily volume weighted average price of the shares of New Grove Class A Common Stock is greater than or equal to $15.00 for any 20 trading days (which may be consecutive or not consecutive) within any 30-trading-day period that occurs after the closing date and prior to expiration of the Earnout Period. In addition, in the event that (x) there is a Change of Control (as defined in the Merger Agreement) (or a definitive agreement providing for a Change of Control has been entered into) after the closing of the Business Combination and prior to the expiration of the Earnout Period or (y) there is a liquidation, dissolution, bankruptcy, reorganization, assignment for the benefit of creditors or similar event with respect to New Grove after the closing date and prior to the expiration of the Earnout Period, the Grove Earnout Shares will automatically vest (to the extent such Grove Earnout Shares have not already vested in accordance with the Merger Agreement).

If, upon the expiration of the Earnout Period, any Grove Earnout Shares shall have not vested, then such Grove Earnout Shares shall be automatically forfeited by the holders thereof and canceled by New Grove.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. VGAC II and Grove have also agreed to take all necessary action such that, effective immediately after the closing of the Business Combination, the VGAC II board of directors (the “Board”) shall consist of nine directors, of whom one individual shall be designated by VGAC II, with the remaining eight individuals designated by Grove. In addition, VGAC II has agreed to adopt an equity incentive plan in an amount not to exceed 15% of New Grove’s equity interests outstanding as of immediately following the Merger with an annual evergreen provision in an amount not to exceed 5% of New Grove’s equity interests outstanding as of the day prior to such increase, as well as an employee stock purchase plan in an amount to be determined by the Board prior to the closing of the Business Combination with an annual evergreen provision in an amount of no less than 1% of New Grove’s equity interests outstanding as of the day prior to such increase.

Conditions to Each Party’s Obligations

The obligations of VGAC II and Grove to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the approval of VGAC II’s and Grove’s shareholders, (ii) no governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation or other judgment which is then in effect and has the effect of making the Merger illegal or otherwise prohibits the Business Combination, (iii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act will have expired or been terminated, (iv) the registration statement will have been declared effective under the Securities Act of 1933, as amended (the “Securities Act”); no stop order suspending the effectiveness of such registration statement will be in effect; and no proceedings for purposes of suspending the effectiveness of such registration statement will have been initiated or be threatened by the Securities and Exchange Commission (the “SEC”), (v) the Domestication will have been consummated, and (vi) VGAC II will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) (the “Exchange Act”) remaining after the closing of the Business Combination.

In addition, the obligation of Grove to consummate the Business Combination is subject to the fulfilment of other closing conditions, including, but not limited to, the aggregate cash proceeds from VGAC II’s trust account, together with the proceeds from the PIPE Financing (as defined below), equaling no less than $175,000,000 (after deducting any amounts paid to VGAC II shareholders that exercise their redemption rights in connection with the Business Combination).

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of VGAC II and Grove, (ii) by either party if any governmental authority has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making the consummation of the Business Combination, including the Merger, illegal or otherwise preventing or prohibiting the consummation of the Business Combination, (iii) by VGAC II if there is any breach of any representation, warrant, covenant or agreement on the part of Grove set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) by Grove if there is any breach of any representation, warrant, covenant or agreement on the part of VGAC II or VGAC II Merger Sub set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (v) subject to certain limited exceptions, by either VGAC II or Grove if the Business Combination is not consummated by July 31, 2022, and (vi) by either VGAC II or Grove if certain required approvals are not obtained by VGAC II shareholders after the conclusion of a meeting of VGAC II’s shareholders held for such purpose at which such shareholders voted on such approvals (subject to any permitted adjournment or postponement of such meeting).

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, other than liability of any of the parties for intentional and willful breach of the Merger Agreement.

The foregoing description of the Merger Agreement is subject to and qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Exhibit 2.1 hereto, and the terms of which are incorporated by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement will be filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in VGAC II’s public disclosures.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, VGAC II, VG Acquisition Sponsor II LLC (the “Sponsor”), Grove and certain other persons party thereto entered into a sponsor agreement (the “Sponsor Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger) and (ii) waive any adjustment to the conversion ratio set forth in VGAC II’s amended and restated memorandum and articles of association with respect to the Class B ordinary shares of VGAC II held by the Sponsor, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

In addition, the Sponsor has agreed that 35% of the shares of common stock of VGAC II held by the Sponsor as of the date of the Sponsor Agreement (together with the shares of New Grove Class A Common Stock issued upon conversion of such shares in connection with the Domestication, the “Sponsor Earnout Shares”) will be subject to certain earn-out provisions set forth in the Sponsor Agreement. Pursuant to such earn-out provisions, the Sponsor Earnout Shares will be subject to the Earnout Period with such shares vesting effective (i) with respect to 50% of the Sponsor Earnout Shares, if the daily volume weighted average price of the shares of New Grove Class A Common Stock is greater than or equal to $12.50 for any 20 trading days (which may be consecutive or not consecutive) within any 30-trading-day period that occurs after the closing date and prior to the expiration of the Earnout Period, and (ii) with respect to the other 50% of the Sponsor Earnout Shares, if the daily volume weighted average price of the shares of New Grove Class A Common Stock is greater than or equal to $15.00 for any 20 trading days (which may be consecutive or not consecutive) within any 30-trading-day period that occurs after the closing date and prior to expiration of the Earnout Period. In addition, in the event that (x) there is a Change of Control (as defined in the Sponsor Agreement) (or a definitive agreement providing for a Change of Control has been entered into) after the closing of the Business Combination and prior to the expiration of the Earnout Period or (y) there is a liquidation, dissolution, bankruptcy, reorganization, assignment for the benefit of creditors or similar event with respect to New Grove after the closing date and prior to the expiration of the Earnout Period, the Sponsor Earnout Shares will automatically vest (to the extent such Sponsor Earnout Shares have not already vested in accordance with the Sponsor Agreement).

If, upon the expiration of the Earnout Period, any Sponsor Earnout Shares shall have not vested, then such Sponsor Earnout Shares shall be automatically forfeited by the Sponsor and canceled by New Grove.

The foregoing description of the Sponsor Agreement is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated by reference.

PIPE Financing (Private Placement)

In connection with the signing of the Merger Agreement, VGAC II entered into subscription agreements (the “Subscription Agreements”) with an affiliate of the Sponsor and certain existing equityholders of Grove (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and VGAC II agreed to issue and sell to such investors, on the closing date, an aggregate of 8,707,500 shares of New Grove Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $87,075,000 (the “PIPE Financing”).

The foregoing description of the Subscription Agreements is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated by reference.

Voting and Support Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of Grove (the “Voting Stockholders”) entered into support agreements (collectively, the “Support Agreements”) with VGAC II and Grove, pursuant to which the Voting Stockholders have agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination. The Voting Stockholders hold sufficient shares of Grove to cause the approval of the Business Combination on behalf of Grove.

The foregoing description of the Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated by reference.

Registration Rights Agreement

At the closing of the Business Combination, VGAC II, the Sponsor and certain other holders of VGAC II Class A common stock will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other matters, certain stockholders of VGAC II and Grove will be granted certain customary demand and “piggy-back” registration rights with respect to their respective shares of New Grove Class A Common Stock.

The foregoing description of the Amended and Restated Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit 10.4 hereto, and the terms of which are incorporated by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of New Grove Class A Common Stock to be offered and sold in connection with the Business Combination and the PIPE Financing have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On December 8, 2021, VGAC II and Grove issued a joint press release announcing their entry into the Merger Agreement and the PIPE Financing. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibits 99.2 and 99.3 hereto, respectively, and incorporated into this Item 7.01 by reference are the investor presentation and related transcript that VGAC II and Grove have prepared for use in connection with the PIPE Financing and the announcement of the Business Combination.

In addition, furnished as Exhibits 99.4 through 99.6 hereto, respectively, and incorporated into this Item 7.01 by reference are the following materials provided by Grove in respect of the Business Combination: (i) master FAQ addressed to Grove employees, partners and the media, (ii) a memorandum dated December 8, 2021 issued to Grove’s employees to announce the Business Combination and (iii) an all hands presentation to Grove’s employees regarding the Business Combination.

The foregoing (including Exhibits 99.1 through 99.6) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibits 99.1 through 99.6, that is provided solely in connection with Regulation FD.

Additional Information and Where to Find It

In connection with the Business Combination, VGAC II intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGAC II, and after the registration statement is declared effective, VGAC II will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. VGAC II’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Grove, VGAC II and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of VGAC II as of a record date to be established for voting on the Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VGAC II, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGAC II’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGAC II’s shareholders in connection with the Business Combination will be set forth in VGAC II’s registration statement on Form S-4, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of VGAC II’s directors and officers in VGAC II’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGAC II, which will include the proxy statement/prospectus of VGAC II for the Business Combination.

Caution Concerning Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements that may be contained in this communication are based on our current expectations and beliefs made by the management of VGAC II and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGAC II and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGAC II or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGAC II stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGAC II’s filings with the SEC, and in VGAC II’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this communication are made as of the date hereof, based on information available to VGAC II and Grove as of the date hereof, and VGAC II and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Merger Agreement, dated as of December 7, 2021, by and among VGAC II, Treehouse Merger Sub, Inc. and Grove
10.1	Form of Sponsor Agreement
10.2	Form of Subscription Agreement
10.3	Form of Support Agreement
10.4	Form of Amended and Restated Registration Rights Agreement
99.1	Press Release, dated December 8, 2021
99.2	Investor Presentation
99.3	Investor Presentation Transcript
99.4	Master FAQ
99.5	Employee Memorandum
99.6	All Hands Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 8, 2021	VIRGIN ACQUISITION CORP. II

	By:	/s/ Harold Brunink
	Name:	Harold Brunink
	Title:	Assistant Secretary